UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Preliminary Results of Operations

On November 8, 2023, Magic Software Enterprises Ltd. (the “Company”) announced certain selected preliminary financial results for the third quarter ended September 30, 2023, while providing updated guidance regarding its expected revenue for the fourth quarter of 2023 and the full year of 2023. A copy of the press release containing that announcement and guidance is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Exhibit No.	Title of Exhibit
99.1	Magic Software Announces Selected Preliminary Third Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: November 8, 2023

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